

Bill Wollrab · 2nd

Founder at AllPeople

Morro Bay, California · 500+ connections · **Contact info**

 **AllPeople**

 **Lake Forest College**

Experience



Founder
AllPeople · Full-time
May 2013 – Present · 7 yrs 4 mos
United States

AllPeople is the first 100% customer and employee owned eCommerce marketplace which gives more back to any nonprofit of the customers choice than has ever been done before. We are also one of the first retailers to offer the safest products for humans and the environment which are independently/third party rated and verified.



Angel Investor/co-founder of The Yard House restaurants
Yard House Restaurants · Full-time
1996 – Present · 24 yrs

Co-Founder
The Yard House Restaurants · Full-time
Jun 1995 – Jun 1999 · 4 yrs 1 mo
United States



Investment Real Estate Broker/Investor
Marcus & Millichap · Full-time



1983 – 1995 · 12 yrs
United States

Education



Lake Forest College
Bachelor of Arts - BA
1974 – 1979

Western Reserve Academy
1974 – 1979

Skills & Endorsements

Project Management · 2

Daniel Bear and 1 connection have given endorsements for this skill

Customer Service

Contract Negotiation

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Recommendations

Received (0)   **Given (3)**



Madison Bunting
Computational and Applied
Mathematics | Cognitive
Science | Psychology at
Rice University
August 26, 2020, Bill managed
Madison directly

Madison is by far one of the hardest working and most dedi
interns we have had this summer. Her attention to detail an
ability to solve a wide range of problems (both quickly and
strategically) far surpass what I would have expected of any
intern. I worked closely with Madison, and she has al... See



Helena Zhao
Marketing and Strategy
Intern at IMPAKTER

Helena demonstrated strong problem-solving abilities - cut
through the noise and laser focusing on what really matters
Because of her excellent communication skills, Helena was

August 16, 2020, Bill managed
Helena directly

to quickly pick up the responsibilities of her role and becom

leader of the Finance team after a month on the job. ... See

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Interests



LD Talent
532 followers



Simon Sinek
Optimist and Author at Simon Sinek I
3,225,498 followers

Will Work for Equity
625 members



Kick-it Points
248 followers



NeoCharge
1,681 followers

SLO Partners
502 followers

See all